QUALIFICATION CERTIFICATE

To:	Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

RE: Tenet Fintech Group Inc. (the "Corporation") - Preliminary Short Form Prospectus dated September 27, 2022 in Connection with the Corporation's Minimum Offering of $20,000,000 and Maximum Offering of $30,000,000 of Units

The undersigned hereby certifies for and on behalf of the Corporation that:

1. this certificate is delivered pursuant to section 4.1(1)(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101");

2. the Corporation is relying on the qualification criteria set forth in section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus;

3. all of the qualification criteria set forth in section 2.2 of NI 44-101 have been satisfied by the Corporation; and

4. all of the material incorporated by reference in the preliminary short form prospectus and not previously filed is being filed with the preliminary short form prospectus.

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DATED as of September 27, 2022.

TENET FINTECH GROUP INC.

By:	(signed) "Johnson Joseph"
Name: Johnson Joseph
Title: President and Chief Executive Officer

[Signature page to NI 44-101]